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                           October 11, 2022

       Ivana Magovevi-Liebisch
       Chief Executive Officer
       Vigil Neuroscience, Inc.
       1 Broadway, 7th Floor, Suite 07-300
       Cambridge, MA 02142

                                                        Re: Vigil Neuroscience,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 30,
2022
                                                            File No. 333-267672

       Dear Ivana Magovevi-Liebisch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gabriela Morales-Rivera